Exhibit 99.1

Grupo Financiero Galicia S.A.

CUIT: 30-70496280-7

April 21, 2016

Buenos Aires

To:	Comisión Nacional de Valores (Argentine National Securities Commission)

Re:	Material Event

To whom it may concern:

We write to inform you that on the date hereof, Mr. Pablo Gutierrez, a director of our main subsidiary, Banco de Galicia y Buenos Aires S.A., submitted his resignation with effect as of the next General Ordinary and Extraordinary Shareholders´ Meeting to be held on April 26, 2016. Mr. Gutierrez stated that his decision is based strictly on personal matters.

Mr. Pablo Gutierrez will continue to serve as Vice Chairman of Grupo Financiero Galicia S.A.

Yours faithfully,

A. Enrique Pedemonte

Attorney in fact

Grupo Financiero Galicia S.A.

This document constitutes an unofficial translation into English of the original document in Spanish, which document shall govern in all respects, including with respect to any matters of interpretation.

Tte. Gral. Perón 430, 25° piso (C1038AAJ) Buenos Aires – Argentina Tel. 4343-7528 Fax 4331-9183 www.gfgsa.com